
July 21, 2023

David Van Steenis
Chief Financial Officer
ExchangeRight Income Fund
9215 Northpark Drive
Johnston, IA 50131

> **Re: ExchangeRight Income Fund**
> **Form 10-12G**
> **Filed April 27, 2023**
> **File No. 000-56543**

Dear David Van Steenis:

 We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Sincerely,

 Division of Corporation Finance
 Office of Real Estate & Construction

cc: David P. Hooper, Esq.